UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment no.2)*

                                  TULARIK INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    899165104
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                                  Egglirain 24
                             8832 Wilen, Switzerland
                                 (41)(1)7866611
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 899165104

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       BZ Group Holding Limited

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

       (a)  [ ]
       (b)  [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       Not applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.     SOLE VOTING POWER

       800,000

8.     SHARED VOTING POWER

       0

9.     SOLE DISPOSITIVE POWER

       800,000

10.    SHARED DISPOSITIVE POWER

       0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       800,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.6%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

         BZ Group Holding Limited, by this Amendment No. 2, hereby amends the report on Schedule 13D, originally filed on December 16, 1999 by Pharma Vision AG and BZ Group Holding Limited, relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Tularik Inc., a Delaware corporation (the "Company"), as previously amended by Amendment No. 1 thereto, originally filed on February 8, 2001 (such Schedule 13D, as amended, the "Schedule 13D").

         This Amendment No. 2 to the Schedule 13D is being filed solely to report the following with respect to Item 5 (Interest in Securities of the Issuer):

         On July 30, 2002, BZ Group Holding Limited sold all of its holdings of registered shares of Pharma Vision AG and Spezialitaten Vision AG to Cantonal Bank of Zurich pursuant to a Purchase Agreement between BZ Group Holding Limited and Cantonal Bank of Zurich. Accordingly, as of July 30, 2002, BZ Group Holding Limited had no beneficial ownership of any Common Stock of the Company, except that BZ Group Holding Limited directly held 800,000 shares of the Company's Common Stock, representing approximately 1.6% of Common Stock outstanding. Therefore, as of July 30, 2002, BZ Group Holding Limited ceased to be the beneficial owner of more than five percent of the Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 5, 2002

                                            BZ GROUP HOLDING LIMITED



                                            /s/ Kurt Schiltknecht
                                            ------------------------------
                                            Name: Kurt Schiltknecht
                                            Title: Director